SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment 6)*

Asta Funding, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

0462220109

(CUSIP Number)

Gary Stern

c/o Asta Funding, Inc.

210 Sylvan Avenue

Englewood Cliffs, New Jersey 07632

(201) 567-5648

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 0462220109

1.	Names of Reporting Persons. Gary Stern
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 809,142
	8.	Shared Voting Power 1,493,608
	9.	Sole Dispositive Power 809,142
	10.	Shared Dispositive Power 1,493,608
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,302,750
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3%
14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

Item 1 is amended and restated with the following:

This statement relates to the Common Stock, par value $.01 per share (the “Shares”), of Asta Funding, Inc. (the “Issuer”). The Issuer’s principal executive offices are located at 210 Sylvan Avenue, Englewood Cliffs, New Jersey 07632.

Certain terms used but not defined in this Amendment No. 6 have the meanings assigned thereto in the Schedule 13D, as previously filed and amended. Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule 13D, as previously filed and amended. The Schedule 13D is hereby amended and supplemented by this Amendment No. 6 as set forth herein:

Item 4.	Purpose of Transaction

Item 4 is amended with the following:

The information provided below in Item 6 of this Amendment No. 6 to Schedule 13D is incorporated by reference into this Item 4.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is amended with the following:

As previously reported by the Issuer on a Current Report on Form 8-K filed on May 26, 2016, the Issuer entered into a Mutual Confidentiality Agreement (the “Agreement”) with Mangrove Partners (“Mangrove”), pursuant to which Mangrove and the Issuer agreed to (1) provide certain Confidential Information (as defined in the Agreement) to the other party to the Agreement and the other party’s representatives, (2) the confidentiality of the Confidential Information, and (3) certain restrictions on the activities of the parties to the Agreement. The following summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement.

Under the terms of the Agreement, Mangrove and the Issuer have agreed to certain restrictions during the Discussion Period (as defined in the Agreement) and the Extended Period (as defined in the Agreement), including that, unless consented to by the other party to the Agreement or required by applicable law, neither party will, and shall cause its affiliates and representatives not to, (i) commence any litigation against the other party, (ii) make any filing with the Securities and Exchange Commission of proxy solicitation materials, preliminary proxy statement, definitive proxy statement or otherwise or call any annual or special meeting of stockholders of the Issuer, (iii) publicly refer to: (a) the Confidential Information or Discussion Information (as defined in the Agreement), (b) any annual or special meetings of stockholders of the Issuer or (c) any prior discussions between the parties, including in any filing with the Securities and Exchange Commission (including any proxy solicitation materials, preliminary proxy statement, definitive proxy statement or otherwise), in any press release or in any other written or oral disclosure to a third party, (iv) make any purchases of the Issuer’s securities, including, but not limited to, pursuant to any stock buyback plans, tender offers, open-market purchases, privately negotiated transactions or otherwise, (v) make any demand under Section 220 of the Delaware General Corporation Law, (vi) make or propose to make any amendments to the Issuer’s Certificate of Incorporation, as amended, or By-laws, as amended, (vii) adopt, renew, propose or otherwise enter into a Shareholder Rights Plan with respect to the Issuer’s securities, (viii) adopt or propose any changes to the Issuer’s capital structure or (ix) negotiate, discuss, enter into, propose or otherwise transact in any extraordinary transactions with respect to the Issuer, outside the ordinary course of business, including, but not limited to, any mergers, asset sales or asset purchases.

The Reporting Person is an officer and director of the Issuer. Although the Reporting Person is not a party to the Agreement, the terms of the Agreement could potentially restrict specified activities by the Reporting Person.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1	Mutual Confidentiality Agreement, dated May 25, 2016, by and between Asta Funding, Inc. and Mangrove Partners (incorporated by reference to Exhibit 10.1 of the Issuer’s Form 8-K filed with the Commission on May 26, 2016)

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 31, 2016

/s/ Gary Stern
GARY STERN